

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 30, 2015

Derek Diasti
Chief Executive Officer
Sun Dental Holdings, LLC
1800 9th Avenue N.
St. Petersburg, Florida 33713

      Re: Sun Dental Holdings, LLC
                Offering Statement on Form 1-A
                Filed September 3, 2015
                File No. 024-10475

Dear Mr. Diasti:

      We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part I

Item 1. Issuer Information

1.   It appears the financial information you provided here is as of December 31, 2014. Please revise to provide such information for the most recent fiscal period contained in the offering statement.

Part II

Offering Statement

Summary, page 4

2.   From your disclosure in this section, it appears that the SunDigital Solution is your
        principal product and source of revenue, contrary to the reference on page 9 to 4%
        conversion from traditional lab methods. Please revise to clearly and prominently
        disclose the nature and relative significance to you of each of the products and services
        you offer, such as those related to traditional lab methods and those related to your
        SunDigital Solution. Please also apply this comment to your disclosures beginning on
        pages 32 and 46.

3.   Please revise to clarify the basis for and assumptions underlying the disclosure in the last
        two sentences on page 6. Also disclose how the numbers you mention would change if
        only the minimum amount of proceeds were raised.

Item 6. Use of Proceeds to Issuer, page 31

4.   Please revise to provide the disclosure required by Instruction 6 to Item 6 of Form 1-A.
        Also, please clarify why the amounts to be spent on second and fourth uses would vary
        depending on the amount of proceeds raised. It is unclear why the cost of such
        acquisitions would change based on the amount of proceeds raised. If applicable, please
        provide the disclosure required by Instruction 5 to Item 6 of Form 1-A.

5.   Please clarify the disclosure regarding the acquisitions you intend to effect, as noted in
        the second and fourth intended uses of proceeds. Include in your response the nature and
        location of the target's operations and the status of any negotiations regarding the terms
        of such acquisition. Provide any disclosure required by Item 9(d) of Form 1-A in an
        appropriate section of your offering statement.

Business Overview, page 32

6.   Please briefly describe how, over the past three years, you built out infrastructure and
        expanded manufacturing and operations in the U.S. and overseas, as mentioned on page
        14.

Government Regulation, page 43

7.   Please revise to clarify in what class of medical devices your products are categorized
        and how that particular class or classes are regulated under the laws you cite.

Revenues, page 50

8.   For the period ended June 30, 2015 as compared to the prior year period, please revise to clarify the amount of revenue attributable to the SunDigital Solutions service and products ordered through that service, as compared to revenue attributable to traditional lab methods.

9.   Please revise to disclose the reasons underlying the significant decrease in volume of accounts as of June 30, 2015 compared to December 31, 2014.

Results of Operations – Year Ended December 31, 2013 and 2014

Interest and other expenses, net, page 56

10.   We see you indicated that one of the reasons for the decline in interest and other expenses, net, for the year ended December 31, 2014 as compared to the same period in 2013 was an approximately $137,000 one-time audit adjustment for GAAP compliance purposes in 2014. Please provide us with additional information about the referenced audit adjustment, including the reason it was necessary, how it was calculated and whether you made the adjustment to correct an error in 2014 or in prior period financial statements. If any amount of the adjustment corrects an error that related to financial statements prior to 2014, please tell us the period(s) in which the original error occurred as well as the amount(s) thereof and the reason you did not correct it in the period the error occurred. Please cite the specific authoritative U.S. GAAP that you considered when determining the basis for the audit adjustment in your response to this comment. Revise your MD&A disclosures to address the significant matters outlined in our comment.

Liquidity and Capital Resources, page 57

11.   Please revise to briefly discuss any material unused sources of liquidity, such as amounts available to be borrowed under your existing lines of credit and borrowing arrangement with your chief executive officer. Please also revise to clarify how the amount of unused sources and amount of material commitments disclosed on page 60 would change, assuming you apply the proceeds you receive to retire debt, as noted on page 31.

Audited financial statements for the years ended December 31, 2014 and 2013

Consolidated Statements of Changes in Members' Equity, page F-5

12.   We see disclosures in Note 3 that in June 2014 you purchased an additional 37.5% interest in World Star, a subsidiary of yours in which you had significant control, for total consideration of approximately $715,000 in cash. Please tell us why the amount of your

total equity at December 31, 2014 per this statement decreased by $609,539 from the "Transfer from noncontrolling interest" rather than by the amount paid of $715,000.

13.   In a related matter, please revise the notes to your financial statements to disclose the authoritative U.S. GAAP upon which you based your conclusion that you had significant control over World Star prior to your June 2014 purchase transaction and also tell us the U.S. GAAP you considered when determining how to present the $715,000 payment in your 2014 consolidated statement of cash flows.

Notes to Consolidated Financial Statements

2. Summary of significant accounting policies

Revenue recognition, page F-9

14.   We noted from disclosures on page 51 that you introduced your SunDigital Solution in January 2015. Please revise the notes to your financial statements to disclosure your revenue recognition policy for SunDigital Solution business bundle transactions. Also, revise your MD&A disclosures to discuss the impact of SunDigital Solution business bundle transactions on your results of operations and financial condition.

Unaudited financial statements for the six months ended June 30, 2015 and 2014

Consolidated Statements of Changes in Members' Equity, page F-21

15.   We see from this statement that you sold $500,000 worth of units during the six months ended June 30, 2015. We also see from disclosures on page 58 that you recorded a receivable of $500,000 for Investment Class A Units that were issued in May 2015. Please tell us your consideration of the guidance at FASB ASC 505-10-45-2 when determining the presentation requirements for the receivable recorded in connection with the May 2015 unit sale.

Exhibits

16.   Please file as an exhibit the employment agreement noted on page F-18, lines of credit noted on page F-26, the lease for your facility in China, the "Special Equity Plan" mentioned on page 66 and the "Special Incentive Compensation Plan" mentioned on page 67.

Exhibit 4.1

17.   It is inappropriate to require subscribers to this offering to represent that they have "read" your Form 1-A, the subscription agreement, the offering circular and the risks associated with the offering, as you do in paragraphs 3.1 and 10. Please revise accordingly.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at (202) 551-3618 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Darrell C. Smith, Esq.